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SECURITI 05039788 N

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 46549

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DFG Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 East 53rd St. Ste. 4900
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Aaron Fischer 212-838-7000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square, New York NY 10036
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 01 2005 WASH. D.C. 179 SECTION

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Aaron Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DFG Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL AND OPERATIONS PRINCIPAL

Title

ROSEMARY G. LOMBARD
Notary Public, State of New York
No. [illegible]9196
Qualified in [illegible]ester County
Commission Expires March 25, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ~~☒ (c) Statement of Income (Loss).~~
- ~~☒ (d) Statement of Changes in Financial Condition.~~
- ~~☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.~~
- ~~☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.~~
- ~~☒ (g) Computation of Net Capital.~~
- ~~☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.~~
- ~~☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.~~
- ~~☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- ~~☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.~~
- ☒ (l) An Oath or Affirmation.
- ~~☐ (m) A copy of the SIPC Supplemental Report.~~
- ~~☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

DFG Corporation

*December 31, 2004*
*with Report of Independent Registered Public Accounting Firm*

DFG Corporation

Statement of Financial Condition

December 31, 2004

## Contents

# Report of Independent Registered Public Accounting Firm

Board of Directors of DFG Corporation

We have audited the accompanying statement of financial condition of DFG Corporation (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of DFG Corporation at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 10, 2005

DFG Corporation

Statement of Financial Condition

December 31, 2004

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 1,157,442 |
| Receivable from broker | 1,110,292 |
| Investments owned: | |
| Not readily marketable, at fair value | 908,750 |
| Receivable from Parent | 8,694,369 |
| Other assets | 2,716 |
| Total assets | $ 11,873,569 |
| | |
| **Liabilities and stockholder's equity** | |
| Accounts payable and accrued expenses | $ 137,699 |
| Total liabilities | 137,699 |
| | |
| Stockholder's equity: | 11,735,870 |
| | |
| Total liabilities and stockholder's equity | $ 11,873,569 |

*See accompanying notes.*

## 1. General Information and Significant Accounting Policies

### Organization and Basis of Presentation

DFG Corporation (the "Company") is registered as a broker and dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is ultimately a wholly-owned subsidiary of Delphi Financial Group, Inc. ("Parent"), an insurance holding company.

Investment transactions are recorded in the financial statement on a trade date basis.

### Valuation of Investments

Investments owned are stated at market or fair value. Market value is generally based on quoted prices or broker or dealer quotations. In the absence of readily discernible market values, the Company carries its investments at their fair values. However, because of the inherent uncertainty of valuation, the estimated fair values may differ from the values that would have been used had a ready market for the securities existed, and the differences could be material.

### Dividends and Interest

Dividends are recorded as of the ex-dividend date. Interest is accounted for on the accrual basis.

### Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

### Use of Estimates

The preparation of statement of financial condition in accordance with accounting principles generally accepted in the United States involves the use of management estimates. Management believes that these estimates utilized in preparing its statement of financial condition is reasonable and prudent, however, actual results could differ from these estimates.

**2. Income Taxes**

The Company is included in a consolidated U.S. Federal income tax return of its Parent. Pursuant to a tax sharing agreement, the Company's Federal income tax provision is computed based on the Company filing its tax return on a separate company basis. State and local taxes are computed on a separate company basis.

At December 31, 2004, the Company had federal taxes receivable (consisting of current and deferred) of $8,694,369, which is recorded as Receivable from Parent in the statement of financial condition. Deferred tax assets result primarily from unrealized losses on securities.

As of December 31, 2004, the Company has net operating loss carryforwards for state and local tax purposes of approximately $8.3 million and $8.1 million respectively. These net operating loss carryforwards will expire substantially on December 31, 2020. The Company has recognized a valuation allowance for the entire balance of the deferred tax assets relating to the net operating loss carryforwards as it is more likely than not that the deferred tax assets may not be realizable in future years.

**3. Cash and Cash Equivalents**

Cash and cash equivalents includes cash and short term investments with maturity of less than three months at the time of purchase.

**4. Investments Owned**

Not readily marketable securities are equity and corporate debt securities. As of December 31, 2004, the Company's investments include a New Millennium Homes, LLC Zero Coupon Senior Notes with a par value of $3,152,000 and maturing on December 31, 2007, and 3,400 New Millennium Homes, LLC Series A Participating Perpetual Preferred Stock. New Millennium Homes, LLC is engaged in developing land in Calabasas, California and constructing homes on such land. These investments are not readily marketable and management has valued them at a fair value of $893,750.

**5. Receivable from Broker**

Security transactions of the Company are cleared by a major securities firm, which is primarily based in the New York Metropolitan area. At December 31, 2004, the receivable from broker and investments owned are positions with and amounts due from this broker.

**6. Indemnifications**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

**7. Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital equal to the greater of $100,000 or six and two-thirds percent of aggregate indebtedness, as defined. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004, the Company had excess net capital of $2,030,035 after giving effect to a net capital requirement of $100,000.